[Virtus Letterhead]

August 17, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:            Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455
Post-Effective Amendment No. 39

Dear Mr. Thompson:

Thank you for your telephonic comments on August 12, 2010 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on September 14, 2010.

Comment 1.        Front Cover of Statutory Prospectus. With respect to the legends “No Bank Guarantee” and “May Lose Value,” please verify that the fund is to be sold through banks.

Response 1.        The Virtus Mutual Funds are sold on a number of bank and broker platforms.

Comment 2.        Please confirm that once completed, the expense amounts appearing in the Example table will be calculated to include the effects of expense reimbursement arrangements only for the contractual period.

Response 2.        So confirmed.

Comment 3.        Following the disclosure for “Principal Risks” on page 2, the notation directing investors to the “statutory prospectus” for additional information is confusing, as this reference actually appears in the statutory prospectus.

Response 3.        We have revised the referenced disclosure to remove the confusing reference.

Comment 4.        In the section “Management” on page 2, please provide a sub-caption following the disclosure of the adviser and subadviser to distinguish such disclosure from the listing of portfolio manager.

Response 4.        We have revised the referenced disclosure as requested.

Comment 5.          In the section “More Information About Investment Objectives and Principal Investment Strategies” on page 3, please provide a description of what is meant by “non-fundamental” investment objective.

Response 5.        We have added the following sentence to this disclosure: “The fund’s investment objective is a non-fundamental policy and may be changed without shareholder approval upon 60 days notice.”

Securities and Exchange Commission

August 17, 2010

Comment 6.        With reference to the disclosure under “Prior Performance of Pyrford International Ltd.,” please confirm, in your response letter only, that among the discretionary accounts managed by Pyrford, there are no registered investment companies with substantially similar investment objectives, policies and strategies as the International Equity Fund.

Response 6.        So confirmed.

Comment 7.        With respect to the performance for the Pyrford International Equity Strategy Composite, performance must be net of all actual fees and expenses rather than “gross of management and custodial fees” as appears currently.

Response 7.        We have revised the performance figures to reflect performance net of actual fees and expenses.

Comment 8.        Please include in your response letter the legend language to be used in the fund’s summary prospectus that describes the materials being incorporated by reference into the summary prospectus.

Response 8.        The referenced disclosure reads as follows: “The fund’s prospectus and SAI, both dated September 14, 2010, are incorporated by reference into this Summary Prospectus.”

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm

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